OTCQB: BFCF
September 2016
Filed by BFC Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: BBX Capital Corporation
Commission File No.: 001-13133
File No. of Related Registration Statement: 333-213282

Forward Looking Statements:

This presentation contains forward-looking statements which are made pursuant to the Safe Harbor Provision of the Private Securities Litigation Reform
Act of 1995 and are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities
Exchange Act of 1934.  All forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are based on current expectations and involve a number of risks and uncertainties. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein, and we can give no assurance that our expectations will prove to be correct or that we will be successful in achieving long-term growth and profitability or any other goals or expectations described herein. Future results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: those relating to the proposed merger described in this presentation, the potential benefits of the merger, including, without limitation, that the simplification of BFC’s corporate structure and/or the efficiencies expected to result from the merger may not be realized,  the ability of the parties to satisfy all of the conditions to closing the merger, and the risk that the proposed transaction may not otherwise be consummated in accordance with the contemplated terms, or at all; risks that future dividends will not be declared or paid on the basis anticipated, or at all; risks and uncertainties associated with the impact of economic, competitive and other factors on our operations, investments and assets; risks relating to BFC and BBX Capital’s ability to successfully implement currently anticipated business plans, which may not be realized as anticipated, if at all, including that acquisitions of or investments in real estate developments, real estate joint ventures and operating businesses, including Renin, the acquisitions of BBX Sweet Holdings, and the investment of MOD Pizza may not achieve the returns anticipated, may not be profitable and will expose us to risks associated with the project or business acquired or in which the investment was made, including, in the case of Renin, foreign currency exchange risk of the U.S. dollar compared to the Canadian dollar and Great Britain Pound; risks that the integration of acquired operating businesses may not be completed effectively or on a timely basis; investments in real estate developments, either directly or through joint ventures, will increase our exposure to downturns in the real estate and housing markets and further expose us to risks associated with real estate development activities, including that joint venture partners may not fulfill their obligations and risks that the projects will not be developed as anticipated, or at all; risks relating to Bluegreen, which include, risks inherent to companies operating in the vacation ownership industry, risks  associated with regulatory non-compliance and risks relating to customer satisfaction and the ability to achieve sales of vacation ownership interests. This presentation also contains information regarding past activities and operations. Prior or current performance is not a guarantee or indication of future performance, and not all of our past activities and investments have been described and some of our investments were not successful and resulted in losses. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in the reports filed by BFC and BBX Capital with the SEC, including, without limitation, those described in the “Risk Factors” section of the companies’
respective Annual Reports on Form 10-K for the year ended December 31, 2015, and those described in the companies’ respective Quarterly Reports on
Form 10-Q, filed with the SEC. We caution that the foregoing factors are not exclusive. We do not undertake, and specifically disclaim any obligation, to update or supplement any forward-looking statements whether as a result of changes in circumstances, new information, subsequent events or otherwise.

Our
family
of
companies
date
back
more
than
forty
years
and
our
management
team
has
a
long
history
of
entrepreneurship.
From
1972
through
2016,
the
activities
and
investments
of
BFC
and
its
affiliates
have
included:
Real
Estate
Acquisition
and
Management
-
$1
Billion+
Banking
-
100
Branches,
$6.5
Billion
in
Assets
Commercial
Real
Estate
Lending
-
$3
Billion+
Investment
Banking
&
Brokerage
-
1,000
Investment
Professionals
Homebuilding
-
Thousands
of
Homes
Planned
Community
Development
-
9,000
Acres
Asian
Themed
Restaurants
-
65
Locations
Vacation
Ownership
–
66
in-network
resorts,
over
199,000
owners
BFC Financial Corporation & Affiliates
Activities and Investments
1972 -
2016

Past Activities Included: BFC Financial Corporation & Affiliates 3

Our
culture
is
entrepreneurial.
Our
objective
is
to
make
portfolio
investments
based
on
the
fundamentals:
quality
real
estate,
the
right
operating
companies
and
partnering
with
good
people.

Our
goal
is
to
increase
value
over
time
as
opposed
to
focusing
on
quarterly
or
annual
results.
Since
we
expect
our
investments
to
be
longer
term,
we
anticipate
and
are
willing
to
accept
that
our
earnings
are
likely
to
be
uneven.
While
capital
markets
generally
encourage
short
term
results,
our
objective
is
long
term
growth.
BFC Financial Corporation
How We Do Business:

st
nd

BFC Financial Corporation
BFC
Financial
Corporation
(OTCQB:
BFCF;
BFCFB)
(“BFC
Financial”
or
“BFC”)
is
a
holding
company
whose
principal
holdings
include:
Its indirect ownership interest in Bluegreen Corporation (“Bluegreen”),
and
an
81%
ownership
interest
in
BBX
Capital
Corporation
(NYSE:
BBX)
(“BBX
Capital”).
Bluegreen
is
a
wholly
owned
subsidiary
of
Woodbridge
Holdings,
LLC
(“Woodbridge”).
BFC
Financial
owns
a
54%
equity
interest
in
Woodbridge.
BBX
Capital
owns
the
remaining
46%
equity
interest
in
Woodbridge.
Net
income
attributable
to
BFC
shareholders
includes
approximately
91%
of
Bluegreen
Corporation’s
financial
results.
As
a
result
of
their
ownership
interests,
BFC
Financial
and
BBX
Capital
together
own
100%
of
Bluegreen.

81%
BFC Financial
BBX Capital
Bluegreen
Corporation*
*BFC
Financial
and
BBX
Capital
own
54%
and
46%,
respectively,
of
Woodbridge
Holdings,
LLC,
the
parent
company
of
Bluegreen
Corporation.
*Net
income
attributable
to
BFC
shareholders
includes
approximately
91%
of
Bluegreen
Corporation’s
financial
results.
BFC Financial Organization Chart

BFC Financial Corporation
OTCQB: BFCF
As of June 30, 2016

BFC Financial
Consolidated Assets
$1.4 billion
Shareholders’ Equity
$385 million
Market
Capitalization
$238 million
Book Value Per Share
$4.61
Market
Price (market close on
September 30, 2016)
$3.85
Note: Consolidated Assets includes the assets of BBX Capital and Bluegreen although not available to BFC absent a dividend or distribution.

Year Ended December 31, 2015
Compared to the Year Ended December 31, 2014
Total consolidated revenues of $740.2 million vs. $672.2 million
Net income attributable to BFC of $122.5 million vs. $13.9 million
Recognized a benefit for income taxes of $127.8 million due to the release of a portion of its valuation allowance in 2015
Pre-tax income less non-controlling interest was $45.9 million vs.
$50.9 million
(1)
Diluted earnings per share of $1.40 vs. $0.16
(1)  2015 results include a $36.5 million charge related to settlement of Bluegreen litigation.
BFC Financial Corporation
Selected Financial Data

Six Months Ended June 30, 2016 vs.
Six Months Ended June 30, 2015
Total consolidated revenues of $358.6 million vs. $341.0
million
Net income attributable to BFC of $5.7 million vs. $86.2
million
(1)
Diluted earnings per share of $0.07 vs. $0.99
“Free cash flow” (cash flow from operating activities less
capital expenditures) was $38.4 million compared to $10.0
million
(1)
Net income attributable to BFC for the six month ended June 30, 2015 included a benefit for income taxes of $92.3 million due to the release of a portion of BFC’s valuation allowance on its net deferred tax asset.
BFC Financial Corporation
Selected Financial Data

OTCQB: BFCF
Price per share of Class A Common stock

BFC Financial Corporation
$0.35
$1.26
$2.89
$3.20
$3.39
$2.88
$3.85
Price per share
12/31/13
12/30/14
12/31/15
6/30/16
12/30/11
Historical results may not be indicative of future results
12/31/12
9/30/16

OTCQB: BFCF
Price per share of Class A Common stock

BFC Financial Corporation
$0.35
$1.26
$2.89
$3.20
$3.39
$2.88
$3.85
$1.55
$3.15
$2.88
$3.03
$4.46
$4.61
Price per share
Book value
12/31/13
12/30/14
12/31/15
6/30/16
12/30/11
Historical results may not be indicative of future results
Compared to
Book Value Per Share
12/31/12
9/30/16

1.
Bluegreen Corporation: Hospitality management
and marketing, focused on the vacation ownership
industry
2.
BBX Capital Corporation, comprised of:
•
BBX Capital Real Estate Division: Real Estate
Investment, Development and Management
•
BBX Capital Partners Division: Acquisitions,
investments and management of middle market
operating businesses
BFC Financial Corporation
Principal Operations and Investments

1. Bluegreen Corporation A leading leisure and hospitality management and marketing company focused on the vacation ownership industry. 13

Founded
in
1966,
Bluegreen
entered
the
timeshare
space
in
1994;
today
Bluegreen
is
one
of
the
largest
timeshare
companies.
Bluegreen
was
publicly-traded
from
1985
–
2013
(Formerly
NYSE:
BXG)
The
Bluegreen
platform
supports
three
source
of
revenues:
•
Traditional
vacation
ownership
business
•
Fee-based
services
business
•
Resort
Management
•
Finance
business
Other participants in the vacation ownership industry include: Wyndham, Marriott,
Hilton, Disney, Interval Leisure Group and Diamond.
Bluegreen Corporation

Bluegreen Corporation
Network of “drive-to” vacation ownership resorts
•
66 in-network resorts (±
5,000 vacation club units) in the US & Caribbean
•
±
200,000 vacation club owners
•
±
85% of owners live within a 4-hour drive of at least one resort
Significant sales & marketing capabilities
•
Customer acquisition and lead generation capabilities that generate 237,000+ tours annually
•
Key marketing partnerships, including exclusive relationships with Bass Pro® & Choice
Hotels®
Substantial capital-light business model
•
Strong fee-based services (“FBS”) platform
•
Long-term cost-plus management services contracts at 46 resorts
•
Recurring revenue from annual dues and the fees generated from the vacation club

Bluegreen Vacation Club Resorts Located in North America and the Caribbean 16

Bluegreen Vacation Club Resorts The Fountains | Orlando, FL 17

Bluegreen Club 36™ | Las Vegas, NV 18 Bluegreen Vacation Club Resorts

Grande Villas at World Golf Village | St. Augustine, FL 19 Bluegreen Vacation Club Resorts

Bluegreen Wilderness Club™ at Big Cedar | Ridgedale, MO 20 Bluegreen Vacation Club Resorts

The Club at Big Bear Village | Big Bear Lake, CA 21 Bluegreen Vacation Club Resorts

Shenandoah Crossing ™ | Gordonsville, VA 22 Bluegreen Vacation Club Resorts

Solara Surfside | Miami, FL 23 Bluegreen Vacation Club Resorts

Seaglass Towers | Myrtle Beach, SC 24 Bluegreen Vacation Club Resorts

The Innsbruck Aspen | Aspen, CO 25 Bluegreen Vacation Club Resorts

Bluegreen Corporation
Sales & Marketing Organization
Substantial, Experienced Sales & Marketing Platform
•
Senior sales & marketing team averages 8 years of experience at Bluegreen
•
23 sales offices
•
2,200 sales & marketing professionals
(1)
•
Vacation package infrastructure
(2)
that includes an additional 1,000 marketing
professionals
(1)
and two owned telemarketing centers
Substantial Tour Flow
•
More than 237,000 tours generated annually
•
18% conversion rate
(3)
•
Balanced sales between new customers and existing owners
Diverse Customer Acquisition Platform
•
Marketing partnerships with leading, multi-unit national brands
•
Over 248,000 vacation packages sold annually
Owners
(1)
As of 12/31/15.
(2)
Discounted vacations sold by Bluegreen (typically 2-7 nights) used to create tour flow.
(3)
Conversion rate calculated as VOI sales transactions divided by tours.

In-House
Tours

We provide various vacation ownership services and product offerings for third-party property owners/developers, lenders  and investors.
Services are based on Bluegreen’s core competencies in:
•
Sales & Marketing
•
Property Management
•
Risk Management
•
Title & Escrow
•
Design & Development
•
Mortgage Servicing
Two types of Sales & Marketing Arrangements:
•
FBS –
Commission –
sales of vacation ownership resort inventory
under commission-based arrangements with third party
developers, with the developers holding the inventory on their balance sheet until Bluegreen sells it on the developers’ behalf.
•
FBS-JIT –
sales of vacation ownership resort inventory which was
acquired on a “just-in-time” basis from third party developers
Since 2009, Bluegreen has provided Fee-Based Services for 15 client resorts (±
1,150 units)
The Breakers  Resort   Dennis Port, MA
Bluegreen Corporation
“Capital Light Business Strategy”
(1)
Fee-Based Services (“FBS”)

(1) Bluegreen’s sales of VOIs under its capital-light business strategy include sales of VOIs under fee-based sales and marketing arrangements, just-in-time inventory acquisition arrangements, and secondary market arrangements. Under “just-in-time” arrangements, Bluegreen enters into agreements with third party developers that allow Bluegreen to buy VOI inventory from time to time in close proximity to the timing of when Bluegreen intends to sell such VOIs. Bluegreen also acquires VOI inventory from resorts' property owner associations ("POAs") and other third parties close to the time Bluegreen intends to sell such VOIs. Such VOIs are typically obtained by the POAs through foreclosure in connection with maintenance fee defaults, and are generally acquired by Bluegreen at a significant discount. Bluegreen refers to sales of inventory acquired through these arrangements as "Secondary Market Sales".

Bluegreen Corporation
Full Year Ended December 31, 2015
Compared to Full Year Ended December 31, 2014
System-wide sales of Vacation Ownership Interests ("VOIs") were $552.7 million vs.
$523.8 million
•
Included in system-wide sales are sales of VOIs made under Bluegreen's
"capital-light" business strategy
(1)
, of $417.5 million vs. $366.4 million, gross of
equity trade allowances
(2)
Volume per guest averaged $2,382 vs. $2,346
Average sales price per transaction was $12,964 vs. $12,347
Tours increased 5% compared to prior year
Other fee-based services revenue was $97.5 million from $92.1 million
Net income was $82.0 million vs $69.0 million
EBITDA was $143.2 million vs. $135.2 million
(3)
Selected Financial Data

Bluegreen Corporation
Six Months Ended June 30, 2016 vs. Six Months Ended June 30, 2015:
System-wide sales of VOIs, net of equity trade allowances
(2)
, were $286.7 million vs.
$249.1 million
•
Included in system-wide sales are sales of VOIs made under Bluegreen's
"capital-light" business strategy
(1)
, which were $224.4 million vs. $189.4
million, gross of equity trade allowances
(2)
Volume per guest averaged $2,268 vs. $2,355
Average sales price per transaction was $13,265 vs. $12,390
Tours increased 21% compared to prior year period
Other fee-based services revenue was $51.6 million vs. $48.7 million
Selected Financial Data

(1)
Bluegreen’s sales of VOIs under its capital-light business strategy include sales of VOIs under fee-based sales and marketing arrangements, just-in-time inventory acquisition arrangements, and secondary market arrangements. Under “just-in-time” arrangements, Bluegreen enters into agreements with third party developers that allow Bluegreen to buy VOI inventory from time to time in close proximity to the timing of when Bluegreen intends to sell such VOIs.
Bluegreen also acquires VOI inventory from resorts' property owner associations ("POAs") and other third parties close to the time Bluegreen intends to sell such VOIs. Such VOIs are typically obtained by the POAs through foreclosure in connection with maintenance fee defaults, and are generally acquired by
Bluegreen at a significant discount. Bluegreen refers to sales of inventory acquired through these arrangements as "Secondary Market Sales".
(2)
Equity trade allowances are amounts granted to customers upon trading in their existing VOIs in connection with the purchase of additional VOIs.
(3)
See the supplemental tables included in this presentation for a reconciliation of EBITDA to net income.

Bluegreen Corporation Results of Operations: System Wide VOI Sales ($ in millions) $303 $370 $457 $524 $0 $100 $200 $300 $400 $500 2011 2012 2013 2014 2015 $553 30

Bluegreen Corporation
Results of Operations: Income from Continuing Operations
(a)
($ in millions)
$36
$54
$53
$66
$79
$0
$10
$20
$30
$40
$50
$60
$70
$80
$90
2011
2012
2013
2014
2015
(a)
Net of income taxes.

Bluegreen Corporation

For the year ended December 31, 2015, Bluegreen paid cash dividends of $54.4 million to
Woodbridge Holdings, Bluegreen’s parent company, and Woodbridge in turn, after expenses, paid
$28.0 million of cash dividends pro rata to BFC (54%) and $23.8 million of cash dividends pro rata to
BBX Capital (46%).
During the six month period ended June 30, 2016, Bluegreen paid cash dividends of $25.0 million to
Woodbridge, and Woodbridge in turn paid $12.6 million of cash dividends to BFC and $10.7 million of cash dividends to BBX Capital.

2. BBX Capital Corporation
BBX Capital Corporation, comprised of:
•
BBX Capital Real Estate Division: Real Estate
Investment, Development and Management
•
BBX Capital Partners Division: Acquisitions,
investments and management of middle market
operating businesses

BBX Capital Real Estate Acquisition, ownership, management, development and joint ventures in real estate 34

BBX Capital Real Estate
Investment in Real Estate Joint Ventures Include:
Gardens
at
Millenia
is
located
near
the
Mall
at
Millenia
in
a
commercial
center
in
Orlando,
Florida.
The
plans
include
an
approximate
300,000
sf
retail
shopping
center
with
multiple
big-box
and
in-line
tenants
as
well
as
two
outparcel
retail
pads
to
be
developed
by
joint
venture
partners.
1)
BBX
Capital
sold
an
approximate
15
acre
land
parcel
to
Costco
Wholesale
Corporation.
Costco
built
an
approximate
152,000
sf
store
and
gas
station.
2)
We
invested
in
a
joint
venture
with
Stiles
Corporation
to
develop
an
approximate
141,100
sf
retail
center
adjacent
to
Costco.
Construction
has
commenced.
Plans
include
Hobby
Lobby
and
Academy
Sports
as
anchors
along
with
23,200
sf
of
inline
retail
space.
3)
We
entered
into
a
joint
venture
with
ContraVest
to
develop
the
Addison
on
Millenia,
currently
expected
to
consist
of
approximately
292
apartment
homes
on
an
approximate
12
acres.
Construction
has
commenced.
Gardens on Millenia

BBX Capital Real Estate Gardens on Millenia Orlando, Florida 36

BBX Capital Real Estate Approximately 50 acres Planned 394 single-family homes With CC Homes, a Codina-Carr Company 37 Bonterra – CC Homes Hialeah, Florida

BBX Capital Real Estate Approximately 23 acres Planned 354 rental apartment units With Altman Development 38 Altis at Lakeline Austin, Texas

BBX Capital Real Estate
Approximately 3 acres
84,000 square foot office building,
convenience store and gas station
Anticipate repurposing of property
With Procacci Development

Bayview and Sunrise
Fort Lauderdale, Florida

BBX Capital Real Estate
Planning stages-
approvals are in place for
proposed 111 room limited -service suite
hotel, and approximately 190,000 sf of
office buildings on vacant tracts of land.
Adjacent to PGA Design Center
BBX owns the land parcel.

PGA Station
Palm Beach Gardens, Florida

BBX Capital Partners BBX Capital Partners Division: Acquisitions, investments and management of middle market operating businesses 41

BBX Capital Partners
BBX
Sweet
Holdings,
a
wholly
owned
subsidiary
of
BBX
Capital,
invests
in
and
acquires
manufacturers,
wholesalers,
and
retailers
of
chocolate
and
confectionary
products.
BBX
Sweet
Holdings
has
expanded
its
holdings
to
include
eight
well
recognized
brands,
producing
approximately
1.5
million
pounds
of
chocolate
annually.
Its
products
can
be
found
in
many
fine
retailers
worldwide,
including,
among
others,
Macy’s,
Bloomingdales,
Harrods
of
London,
TJ
Maxx,
Williams-Sonoma,
Dylan’s
Candy
Bar,
Dollar
Tree
and
Sam’s
Club.

Williams & Bennett,
Boynton Beach, FL
Anastasia Confections,
Orlando, FL
Helen Grace Chocolates,
American Fork, near Salt Lake City, UT
Kencraft
Candy, American Fork,
near Salt Lake City, UT
Droga
Chocolates,
Los Angeles, CA

BBX Capital Partners Hoffman’s Chocolates, Greenacres, FL 44

BBX Capital Partners 45

BBX Capital Partners
Renin
Holdings
is
owned
81%
by
BBX
Capital
and
19%
by
BFC
Financial.
Renin
is
engaged
in
the
manufacturing
and
design
of
specialty
doors,
systems
and
hardware
products
in
Canada,
the
United
States,
and
Europe.
Since
1960,
Renin
has
been
involved
in
developing
innovative
products
including
glass
and
mirror
doors,
contemporary
room
dividers,
specialty
track
and
hardware
systems,
and
barn-style
doors
and
hardware.
The
company
markets
its
products
to
the
new
construction
and
home
improvement
industries
under
the
brands:
Renin,
Truporte,
Acme,
and
other
private
label
brands.

1.
Bluegreen Corporation: Hospitality management
and marketing, focused on the vacation ownership
industry
2.
BBX Capital Corporation, comprised of:
•
BBX Capital Real Estate Division: Real Estate
Investment, Development and Management
•
BBX Capital Partners Division: Acquisitions,
investments and management of middle market
operating businesses
BFC Financial Corporation
Principal Operations and Investments

On
June
8,
2016,
the
Company
announced
that
its
Board
of
Directors
had
declared
a
cash
dividend
payment
of
$0.005
per
share
on
its
Class
A
and
Class
B
Common
Stock.
The
dividend
was
paid
on
July
20,
2016.
BFC
also
indicated
its
intention,
subject
to
declaration
by
its
Board,
to
pay
regular
quarterly
dividends
of
$0.005
per
share
on
its
Class
A
and
Class
B
Common
Stock
(an
aggregate
of
$0.02
per
share
annually).
On
September
13,
2016,
the
Company
announced
that
its
Board
of
Directors
had
declared
a
cash
dividend
payment
of
$0.005
per
share
on
its
Class
A
and
Class
B
Common
Stock,
with
a
payment
date
of
October
20,
2016,
to
all
shareholders
of
record
at
the
close
of
trading
on
September
23,
2016.

OTCQB: BFCF
Price per share of Class A Common stock

BFC Financial Corporation
$0.35
$1.26
$2.89
$3.20
$3.39
$2.88
$3.85
$1.55
$3.15
$2.88
$3.03
$4.46
$4.61
Price per share
Book value
12/31/13
12/30/14
12/31/15
6/30/16
12/30/11
Historical results may not be indicative of future results
Compared to
Book Value Per Share
12/31/12
9/30/16

81%
BFC Financial
BBX Capital
Bluegreen
Corporation*
*BFC
Financial
and
BBX
Capital
own
54%
and
46%,
respectively,
of
Woodbridge
Holdings,
LLC,
the
parent
company
of
Bluegreen
Corporation.
*Net
income
attributable
to
BFC
shareholders
includes
approximately
91%
of
Bluegreen
Corporation’s
financial
results.
91%
37%
54%
37%
91%
*

BFC Financial Organization Chart
Current:

BFC –
BBX Merger Announcement
July 27, 2016
On
July
27,
2016,
BFC
and
BBX
entered
into
a
definitive
merger
agreement
between
the
companies.
Under
the
terms
of
the
merger
agreement,
which
was
unanimously
approved
by
a
special
committee
comprised
of
BBX’s
independent
directors
as
well
as
the
boards
of
directors
of
both
companies,
BBX’s
shareholders
other
than
BFC
will
be
entitled
to
receive,
at
their
election,
5.4
shares
of
BFC’s
Class
A
Common
Stock
or
$20.00
in
cash
for
each
share
of
BBX’s
Class
A
Common
Stock
held
by
them.
BBX
Capital’s
shareholders
will
have
the
right
to
elect
to
make
different
elections
with
respect
to
different
shares
held
by
them
so
they
may
elect
to
receive
all
cash,
all
stock,
or
a
combination
of
cash
and
stock
in
exchange
for
their
shares.
If
the
merger
is
consummated,
BBX
will
be
a
wholly
owned
subsidiary
of
BFC.

81%
BFC Financial
BBX Capital
Bluegreen
Corporation*
*BFC
Financial
and
BBX
Capital
own
54%
and
46%,
respectively,
of
Woodbridge
Holdings,
LLC,
the
parent
company
of
Bluegreen
Corporation.
*Net
income
attributable
to
BFC
shareholders
includes
approximately
91%
of
Bluegreen
Corporation’s
financial
results.
91%
37%
54%
37%
91%
*

BFC Financial Organization Chart
Current:

BFC Financial Ownership Proposed Merger: BFC Financial Corporation Bluegreen BBX Capital, LLC 100% 53 100%

Anticipated Benefits Derived from the Proposed Merger
1.
One company instead of two companies with overlapping
assets
2.
One
stock
ticker
3.
Simpler
corporate
structure
4.
Concentrate
Investor
Relations
to
a
single
company
5.
Increase
in
liquidity
for
shareholders
of
the
combined
company
6.
Unlock
the
visibility
of
Bluegreen
to
a
single
owner
7.
Consolidate
and
streamline
combined
companies
BFC –
BBX Merger Announcement

OTCQB: BFCF September 2016

BFC Financial –
BBX Capital

The proposed merger between BFC and BBX Capital will be submitted to BBX Capital’s shareholders for their approval. BFC has filed with the SEC a Registration Statement on Form S-4 (which has not yet been declared effective) that includes a preliminary prospectus of BFC and a preliminary proxy statement of BBX Capital. BFC and BBX Capital will also file other documents with the SEC regarding the proposed merger, including a definitive prospectus of BFC and a definitive proxy statement of BBX Capital. Investors and shareholders are advised to read the definitive proxy statement/prospectus and any other relevant documents that will be filed with the SEC when they become
available
because
they
will
contain
important
information.
The
definitive
proxy
statement/prospectus
will
be
sent
to
the
shareholders of BBX Capital after the Registration Statement is declared effective. Investors and shareholders will be able to obtain a copy of the definitive proxy statement/prospectus and other documents filed with the SEC containing information about BFC and BBX Capital free-of-charge
from
the
SEC’s
website
at
www.sec.gov.
Copies
of
documents
filed
with
the
SEC
by
BFC
will
be
made
available
free-of-
charge
on
BFC’s
website
at
www.bfcfinancial.com,
under
the
“Investor
Relations”
tab,
or
by
written
request
to
BFC
Financial
Corporation,
401 East Las Olas
Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4900.
Copies of documents filed with the SEC by BBX Capital will be made available free-of-charge on BBX Capital’s website at
www.bbxcapital.com,
under
the
“Investor
Relations”
tab,
or
by
written
request
to
BBX
Capital
Corporation,
401
East
Las
Olas
Boulevard,
Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4000.
Additional Information and Where to Find it:
Participants
in
the
Solicitation:
BFC,
BBX
and
certain
of
their
respective
directors
and
executive
officers
may,
under
the
rules
of
the
SEC,
be
deemed
to
be
“participants”
in
the
solicitation
of
proxies
from
BBX’s
shareholders
in
connection
with
the
proposed
merger.
Information
about the directors and executive officers of BFC is set forth in BFC’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of
Shareholders, which was filed with the SEC on April 28, 2016. Information about the directors and executive officers of BBX Capital is set forth
in
BBX
Capital’s
Proxy
Statement
on
Schedule
14A
for
its
2016
Annual
Meeting
of
Shareholders,
which
was
filed
with
the
SEC
on
April 25, 2016. These documents can be obtained free-of-charge from the sources indicated above. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the definitive proxy statement/prospectus relating to the merger when it becomes available.
No
Offer
or
Solicitation:
This
communication
does
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
buy
any
securities
or
a
solicitation
of
any
vote
or
approval
in
any
jurisdiction
where
such
an
offer
or
solicitation
is
unlawful.
Any
such
offer
will
be
made
only
by
means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following tables present Bluegreen’s EBITDA, defined below, for the three and six months ended June 30, 2016 and 2015, as well as a reconciliation of EBITDA to net income (in thousands):
For the Three Months Ended
For the Six Months Ended
June 30,
June 30,
2016
2015
2016
2015
Net Income from  Bluegreen
$
13,965
17,873
31,547
33,923
Add/(Less):
Interest income (other than interest earned on VOI
notes receivable)
(2,035)
(1,629)
(4,055)
(1,637)
Interest expense
8,378
8,829
16,052
18,269
Interest expense on Receivable-Backed Debt
(4,668)
(5,057)
(9,748)
(10,634)
Provision for Income and Franchise Taxes
7,056
9,949
16,953
18,607
Depreciation and Amortization
2,374
2,263
4,725
4,491
EBITDA
$
25,070
32,228
55,474
63,019
EBITDA
is
defined
as
earnings,
or
net
income,
before
taking
into
account
interest
income
(excluding
interest
earned
on
VOI
notes
receivable),
interest
expense
(excluding
interest
expense
incurred
on
financings
related
to
Bluegreen’s
receivable-backed
notes
payable),
provision
for
income
taxes
and
franchise
taxes,
depreciation
and
amortization.
For
purposes
of
the
EBITDA
calculation,
no
adjustments
were
made
for
interest
income
earned
on
Bluegreen’s
VOI
notes
receivable
or
the
interest
expense
incurred
on
debt
that
is
secured
by
such
notes
receivable
because
they
are
both
considered
to
be
part
of
the
operations
of
Bluegreen’s
business.
The
Company
considers
Bluegreen’s
EBITDA
to
be
an
indicator
of
Bluegreen’s
operating
performance,
and
it
is
used
to
measure
Bluegreen’s
ability
to
service
debt,
fund
capital
expenditures
and
expand
its
business.
EBITDA
is
also
used
by
companies,
lenders,
investors
and
others
because
it
excludes
certain
items
that
can
vary
widely
across
different
industries
or
among
companies
within
the
same
industry.
For
example,
interest
expense
can
be
dependent
on
a
company’s
capital
structure,
debt
levels
and
credit
ratings.
Accordingly,
the
impact
of
interest
expense
on
earnings
can
vary
significantly
among
companies.
The
tax
positions
of
companies
can
also
vary
because
of
their
differing
abilities
to
take
advantage
of
tax
benefits
and
because
of
the
tax
policies
of
the
jurisdictions
in
which
they
operate.
As
a
result,
effective
tax
rates
and
provision
for
income
taxes
can
vary
considerably
among
companies.
EBITDA
also
excludes
depreciation
and
amortization
because
companies
utilize
productive
assets
of
different
ages
and
use
different
methods
of
both
acquiring
and
depreciating
productive
assets.
These
differences
can
result
in
considerable
variability
in
the
relative
costs
of
productive
assets
and
the
depreciation
and
amortization
expense
among
companies.

Appendix: September 2016

BFC –
BBX Proposed Merger Announcement
OTCQB: BFCF; BFCFB
As of June 30, 2016
BFC Financial
BFC Financial/ BBX
Capital Combined
1
•
Consolidated Assets
2
$1.38 billion
$1.32 -
$1.38 billion
•
Shareholders’ Equity
$385 million
$387
-
$448 million
•
Shares Outstanding
•
Market
Capitalization
83,582,855
$238 million
83,582,855–101,150,700
$289
million
3
•
Book Value Per Share
$4.61
$4.57 -
$4.43
•
Market
Price (market close
on September 30, 2016)
$3.85
1.
BFC pro forma range assumes no stock and all cash, or 100% stock is issued as the merger consideration, and assumes full year 2016 earnings contribution from BBX.
2.
Consolidated Assets includes the assets of BBX Capital and Bluegreen.
3.
Amount represents BFC Financial market capitalization and 19% of BBX Capital market capitalization as of March 31, 2016.

BFC Financial Corporation
Date
Book Value
($)
Book Value
($ Per
Share)
Book Value
Per Share
Increase
Over Prior
Year/Qtr
%
Stock
Price
Stock Price
Increase
Over Prior
Year/Qtr
%
S&P
500
Index
Increase
Over Prior
Year/Qtr
%
6/30/2012
*
$ 149,074
$ 1.93
N/A
$ 0.64
N/A
N/A
12/31/2012
$ 298,967
$ 3.87
101%
$ 1.26
96.9%
4.7%
12/31/2013
$ 239,421
$ 3.05
-21%
$ 2.88
129.4%
29.6%
12/31/2014
$ 252,906
$ 3.03
-1%
$ 3.20
10.7%
11.4%
12/31/2015
$ 376,826
$  4.46
47%
$ 3.39
5.9%
-0.7%
3/31/2016
6/30/2016
9/30/2016
$ 385,175
$ 384,958
NA
$  4.56
$ 4.61
NA
2%
1%
NA
$ 3.05
$ 2.88
$3.85
-10.0%
-5.6%
33.7%
0.8%
1.9%
3.3%
Post Sale
of BankAtlantic
Returns %
(1) Compound annual gain %
24%
53%
12%
(2) Overall gain
%
139%
502%
59%
Note:  * BankAtlantic sale was closed on July 31, 2012.